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ADDENDUM TO
INVESTMENT ADVISORY AGREEMENT

CALVERT SOCIAL INVESTMENT FUND
Enhanced Equity Portfolio

Calvert Asset Management Company, Inc., as the investment advisor to the Calvert Social Investment Fund, hereby agrees to waive 0.10% of its annual subadvisory fee, as computed daily and payable monthly, based on the average daily net assets of the Enhanced Equity Portfolio series of Calvert Social Investment Fund.

Date: March 8, 2002

Attest:	CALVERT ASSET MANAGEMENT COMPANY, INC.

By: /s/ Ivy Wafford Duke	By: /s/ Reno Martini
Reno Martini, Senior Vice-President

NOTE: This waiver is voluntary on the part of the investment advisor, and is contingent upon the continued service of SSgA Funds Management, Inc. as the subadvisor to the Enhanced Equity Portfolio for an annual fee of 25 basis points.